Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

September 30, 2022

(Unaudited)

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Income

 (Stated in thousands of U.S. dollars, except share and per share amounts)

 (Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021
			Restated - Note 2 (c)(i)		Restated - Note 2 (c)(i)

Revenue	4	$391,080	$662,131	$1,195,768	$1,518,477
Cost of sales	5	(254,625)	(210,608)	(649,052)	(451,763)
Gross margin		136,455	451,523	546,716	1,066,714

Operating expenses	6	(56,360)	(77,542)	(179,773)	(207,306)
Corporate administration expenses		(16,971)	(5,255)	(45,967)	(26,823)
Other expenses	19	(13,644)	(3,676)	(36,413)	(31,463)
Income before finance items and taxes		49,480	365,050	284,563	801,122

Finance items
Finance income	7	1,804	446	3,691	2,343
Finance costs	7	(4,588)	(2,590)	(11,336)	(5,821)
		(2,784)	(2,144)	(7,645)	(3,478)
Income from operations before taxes		46,696	362,906	276,918	797,644

Income and other taxes	13	(6,662)	(308,541)	250,758	(283,288)
Income for the period		$40,034	$54,365	$527,676	$514,356

Attributable to owners of Turquoise Hill Resources Ltd.		$46,558	$55,685	$404,422	$395,259
Attributable to owner of non-controlling interest		(6,524)	(1,320)	123,254	119,097
Income for the period		$40,034	$54,365	$527,676	$514,356

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd.		$0.23	$0.28	$2.01	$1.96

Basic weighted average number of shares outstanding (000’s)		201,231	201,231	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Comprehensive Income

 (Stated in thousands of U.S. dollars)

 (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
		Restated - Note 2 (c)(i)		Restated - Note 2 (c)(i)
Income for the period	$40,034	$54,365	$527,676	$514,356

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	56	141	218	5,028
Other comprehensive income for the period (a)	$56	$141	$218	$5,028

Total comprehensive income for the period	$40,090	$54,506	$527,894	$519,384

Attributable to owners of Turquoise Hill	46,614	55,826	404,640	400,287
Attributable to owner of non-controlling interest	(6,524)	(1,320)	123,254	119,097
Total comprehensive income for the period	$40,090	$54,506	$527,894	$519,384

(a) No tax charges and no credits arose on items recognized as other comprehensive income or loss in 2022 (2021: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
			Restated -		Restated -
			Note 2 (c)(i)		Note 2 (c)(i)
Cash generated from / (used in) operating activities before interest and tax	16	$(8,359)	$382,491	$429,651	$935,494

Interest received		1,838	466	3,307	2,319
Interest paid		(27,020)	(903)	(112,600)	(111,925)
Income and other taxes paid	18	(57)	(38)	(2,534)	(358,686)
Net cash generated / (used in) from operating activities		$(33,598)	$382,016	$317,824	$467,202

Cash flows from investing activities
Expenditures on property, plant and equipment		$(267,606)	$(208,955)	$(758,413)	$(686,598)
Purchase of commodity put options		-	-	-	(29,907)
Other investing cash flows		-	(131)	(1)	(69)
Cash used in investing activities		$(267,606)	$(209,086)	$(758,414)	$(716,574)

Cash flows from financing activities
Proceeds from bank overdraft facility		$5,000	$-	$5,000	$-
Payment of lease liability		(2,443)	(1,848)	(7,595)	(2,143)
Repayment of project finance facility		-	-	(41,826)	(21,744)
Cash generated / (used in) financing activities		$2,557	$(1,848)	$(44,421)	$(23,887)

Effects of exchange rates on cash and cash equivalents		(502)	(283)	(32)	(490)
Net increase / (decrease) in cash and cash equivalents		$(299,149)	$170,799	$(485,043)	$(273,749)

Cash and cash equivalents - beginning of period		$508,402	$679,073	$694,296	$1,123,621
Cash and cash equivalents - end of period		$209,253	$849,872	$209,253	$849,872

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2022	December 31, 2021
			Restated -
			Note 2 (c)(i)

Current assets
Cash and cash equivalents	8	$209,253	$694,296
Inventories	9	239,019	290,017
Trade and other receivables		13,643	16,119
Prepaid expenses and other assets		76,316	120,715
		538,231	1,121,147

Non-current assets
Property, plant and equipment	10	12,991,708	12,049,958
Inventories	9	43,724	60,711
Prepaid expenses and other assets	18	296,427	348,671
Deferred income tax assets	13	885,284	602,862
Other financial assets		17,520	16,818
		14,234,663	13,079,020
Total assets		$14,772,894	$14,200,167

Current liabilities
Borrowings and other financial liabilities	11	$716,001	$397,421
Trade and other payables	12	504,460	384,488
Deferred revenue		49,263	149,368
		1,269,724	931,277

Non-current liabilities
Borrowings and other financial liabilities	11	3,433,105	3,785,358
Deferred income tax liabilities	13	176,894	145,434
Decommissioning obligations	14	180,841	153,662
		3,790,840	4,084,454
Total liabilities		$5,060,564	$5,015,731

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive income		4,581	4,363
Deficit		(3,835,235)	(2,840,896)
Equity attributable to owners of Turquoise Hill		9,157,242	10,151,363
Attributable to non-controlling interest	15	555,088	(966,927)
Total equity		$9,712,330	$9,184,436
Total liabilities and equity		$14,772,894	$14,200,167

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on November 14, 2022 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Equity

 (Stated in thousands of U.S. dollars)

 (Unaudited)

Nine Months Ended September 30, 2022		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling Interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,555,774	$4,363	$(2,840,896)	$10,151,363	$(966,927)	$9,184,436
Income for the period	-	-	-	404,422	404,422	123,254	527,676
Other comprehensive income for the period	-	-	218	-	218	-	218
Waiver of non-recourse loans (Note 15)	-	-	-	(1,398,761)	(1,398,761)	1,398,761	-
Closing balance	$11,432,122	$1,555,774	$4,581	$(3,835,235)	$9,157,242	$555,088	$9,712,330

Nine Months Ended September 30, 2021		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling Interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Impacts of change in accounting policy Note 2(c)(i)	-	-	-	13,630	13,630	7,022	20,652
Opening balance (Restated)	$11,432,122	$1,558,834	$1,418	$(3,401,971)	$9,590,403	$(1,141,798)	$8,448,605
Income for the period (Restated Note 2(c)(i))	-	-	-	395,259	395,259	119,097	514,356
Other comprehensive income for the period	-	-	5,028	-	5,028	-	5,028
Employee share plans	-	(3,060)	-	-	(3,060)	-	(3,060)
Closing balance (Restated)	$11,432,122	$1,555,774	$6,446	$(3,006,712)	$9,987,630	$(1,022,701)	$8,964,929

 The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Notes to the condensed interim consolidated financial statements

 (Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

 (Unaudited)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill Resources Ltd. (“Turquoise Hill”) as at September 30, 2022. On September 5, 2022 Turquoise Hill entered into an Arrangement Agreement (the “Arrangement Agreement”) with Rio Tinto plc and Rio Tinto International Holdings Limited (“Rio Tinto”), a wholly-owned subsidiary of Rio Tinto plc, in respect of a transaction whereby Rio Tinto would acquire the approximately 49.2% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto does not currently own (the “Arrangement”). A special shareholder meeting (the “Special Meeting”) will be held on a date to be determined in order to consider the Arrangement Agreement. Completion of the Arrangement is subject to receipt of the requisite approval of the shareholders of the Company, final approval of the Arrangement by the Supreme Court of Yukon and the satisfaction or waiver of the other customary conditions (Note 20). In the event that final approval of the Arrangement is granted by the Court, subject to satisfaction and waiver of all conditions precedent, Rio Tinto plc would acquire the remaining 49.2% of the issued and outstanding common shares of the Company.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The condensed interim consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on November 14, 2022.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at September 30, 2022, the Company had $0.2 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current liabilities exceeded current assets by $731.5 million at September 30, 2022. In addition to obligations in current liabilities, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $65.5 million. The Company’s short-term cash flow forecasts indicate that additional financing will be required to fund its planned activities. In addition to the Company’s liquidity position and cash flow generated from operations, the Company plans to access sources of funding that form part of the most recently Amended and Restated Heads of Agreement (“Amended HoA”) that was entered into between the Company and Rio Tinto on September 5, 2022, concurrently with the Arrangement Agreement.

The Amended HoA amends the comprehensive funding arrangement, signed between the Company and Rio Tinto on January 25, 2022 to, among other things, provide a plan to address the Company’s near-term estimated funding requirements. The early short-term secured advance funding agreement (“Early Advance”) of $650 million (that may be increased by up to a further $100 million) was signed on September 5, 2022. The Early Advance requires repayment out of the proceeds of the Initial Equity Offering, as defined in the Amended HoA. The Early Advance may be extended up to, but no later than May 31, 2023. No drawdowns against the facility had occurred as at September 30, 2022. The Company expects to complete a re-profiling of $723.3 million in principal repayments, which are currently scheduled for repayment in December 2022 and June 2023 under its existing project finance borrowings and which are reported in current liabilities at September 30, 2022. If Rio Tinto and the Company are not successful in their efforts to secure the Re-profiling on or before December 15, 2022, the Company would, in order to address near-term liquidity needs, be able to draw on $362 million

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk (continued)

committed bridge financing from Rio Tinto in order to fund the principal repayment of that same amount under existing project finance borrowings due on December 15, 2022. The Amended HoA contemplates that this facility would be repaid through the Initial Equity Offering, that would otherwise be expected to be at least $650 million. Rio Tinto’s commitment to participate pro rata in the Initial Equity Offering was secured as part of the Amended HoA, subject to certain pre-conditions set forth in the HoA. The Company expects to draw on a further $300 million short-term secured advance (“RT Advance”) provided for in the Amended HoA before March 31, 2023.

Sustainable production, which is anticipated once between 16 to 21 drawbells have been blasted at the OT Underground Mine, is now anticipated to be achieved by March 31, 2023. This is a pre-requisite for the lifting of financing debt restrictions placed under the Parliament of Mongolia’s Resolution 103. Following achievement of sustainable production the Company would need to access the other sources of funding permitted under the Amended HoA, the remaining balance of the $750 million Co-Lending Facility (netting off any amounts drawn under the RT Advance) by a member of the Rio Tinto Group to Oyu Tolgoi LLC (“Oyu Tolgoi”) and additional Senior Supplemental Debt (“SSD”) of up to $500 million. The outside date for the SSD and Co-Lending Facility is the earlier of three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023. If the SSD funding is not wholly successful Turquoise Hill would require additional equity financing which would be incremental to the Initial Equity Offering referenced above.

The risks inherent in delivery of this funding plan, some of which are outside of the Company’s control, result in the existence of a material uncertainty that casts a significant doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

The Company continues to review its near-term plans and continues to take steps to achieve operating and capital efficiencies to maximize cash flows from its business, while at the same time progressively ramping up work on underground project facilities with workforce numbers approaching full capacity. Short-term cash flow forecasts reflect the latest estimates of capital and operating costs that are aligned with the revised 2022 outlook for capital and operating activity, and reflect latest estimates for inflation and other consequences of global supply chain issues.

Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time the Company’s consolidated financial statements are prepared.

As part of the preparation of these interim consolidated financial statements, the Company assessed whether there was any change in circumstances that may lead to a material impact on the areas of judgement and estimation uncertainty that the Company disclosed in its annual consolidated financial statements for the year ended December 31, 2021. The assessment for the three and nine months ended September 30, 2022 included consideration of the Arrangement Agreement that was entered into between the Company and Rio Tinto on September 5, 2022. The Company continues to monitor the potential impact of COVID-19 in relation to its critical accounting estimates and judgements, along with developments in global supply chains, inflationary pressures and other macro-economic considerations impacting the copper industry, Mongolia and the Company’s operations. The Company’s assessment also considered the potential impact of milestones achieved in underground development, as well as the on-going implementation of the Amended HoA. The Company also considered the revised expected date for first sustainable production during the quarter ending March 31, 2023.

As at September 30, 2022 and giving consideration for events that took place before the authorization date for the issuance of these condensed interim consolidated financial statements, the Company concluded that there were no events or transactions that materially impacted the areas of judgement and estimation uncertainty included within its annual consolidated financial statements for the year ended December 31, 2021, beyond those described above in Note 1, that could affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.

(c)	New standards and interpretations adopted

(i)	Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use (“IAS 16 amendment”). This amendment prohibits entities from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in profit or loss in the Consolidated Statement of Income. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements. The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted (continued)

(i)	Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (continued)

The Company adopted the amendment on January 1, 2022 and, accordingly, the information presented for 2021 has been restated. On initial application, $20.7 million of net proceeds from the sale of Oyu Tolgoi underground ore concentrate prior to January 1, 2021 was transferred from capital work in progress to deficit. At September 30, 2021 a further $40.5 million (December 31, 2021 - $54.8 million) of net proceeds from the sale of Oyu Tolgoi underground ore concentrate was transferred from capital work in progress to deficit related to sales and cost of sales during the period.

Revenue related to the sale of underground ore concentrate sold during the three and nine months ended September 30, 2021 were $39.3 million and $51.3 million. Cost of Sales related to the sale of underground ore concentrate sold during the three and nine months ended September 30, 2021 were $7.9 million and $10.8 million.

The following tables show the changes to the Consolidated Statements of Income, Comprehensive Income and Cash Flows for the three and nine months ended September 30, 2021 and the consolidated balance sheet as at January 1, 2021, September 30, 2021 and December 31, 2021, upon adoption of the IAS 16 amendment:

Consolidated Statements of lncome		Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
(Stated in thousands of U.S. dollars, except share and per share amounts)	Note	As reported	IAS 16 amendment	Restated	As reported	IAS 16 amendment	Restated

Revenue	4	$622,786	$39,345	$662,131	$1,467,131	$51,346	$1,518,477
Cost of sales	5	(202,690)	(7,918)	(210,608)	(440,918)	(10,845)	(451,763)

Income for the period		$22,938	$31,427	$54,365	$473,855	$40,501	$514,356
Attributable to owners of Turquoise Hill Resources Ltd.		34,943	20,742	55,685	368,528	26,731	395,259
Attributable to owner of non-controlling interest		(12,005)	10,685	(1.320)	105,327	13, 770	119,097

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.		$0.17	$0.10	$0.28	$1.83	$0.13	$1.96

Consolidated Statements of		Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
Comprehensive Income (Stated in thousands of U.S. dollars,)		As reported	IAS 16 amendment	Restated	As reported	IAS 16 amendment	Restated

Total comprehensive income for the period		$23,079	$31,427	$54,506	$478,883	$40,501	$519,384
Attributable to owners of Turquoise Hill Resources Ltd.		$35,084	$20,742	$55,826	$373,556	$26,731	$400,287
Attributable to owner of non-controlling interest		$12,005	$10,685	$(1,320)	$105,327	$13,770	$119,097

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted (continued)

(i)	Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (continued)

Consolidated Statements of Cash Flows (Stated in thousands of U.S. dollars, )	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
	As reported	IAS 16 amendment	Restated	As reported	IAS 16 amendment	Restated

Cash generated from operating activities before interest and tax	$351,064	$31,427	$382,491	$894,993	$40,501	$935,494

Cash flows from investing activities

Expenditures on property, plant and equipment	(216,873)	7,918	(208,955)	(697,443)	10,845	(686,598)

Proceeds from pre-production revenues	39,345	(39,345)	-	51,346	(51,346)	-

Cash used in investing activities	$(177,659)	$(31,427)	$(209,086)	$(676,073)	$(40,501)	$(716,574)

Consolidated Balance Sheets		January 1, 2021

(Stated in thousands of U.S. dollars)			IAS 16
	Note	As reported	amendment	Restated

Non-current assets

Property, plant and equipment	10	$10,927,512	$20,652	$10,948,164

Equity

Deficit		(3,415,601)	13,630	(3,401,971)

Equity attributable to owners of Turquoise Hill		9,576,773	13,630	9,590,403

Attributable to non-controlling interest	15	(1,148,820)	7,022	(1,141,798)

Total Equity		$8,427,953	$20,652	$8,448,605

Consolidated Balance Sheets		September 30, 2021

(Stated in thousands of U.S. dollars)			IAS 16
	Note	As reported	amendment	Restated

Non-current assets

Property, plant and equipment	10	$11,663,785	$61,153	$11,724,938

Equity

Deficit		(3,047,073)	40,361	(3,006,712)

Equity attributable to owners of Turquoise Hill		9,947,269	40,361	9,987,630

Attributable to non-controlling interest	15	(1,043,493)	20,792	(1,022,701)

Total Equity		$8,903,776	$61,153	$8,964,929

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted (continued)

(i)	Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (continued)

Consolidated Balance Sheets		December 31, 2021

(Stated in thousands of U.S. dollars)			IAS 16
	Note	As reported	amendment	Restated

Non-current assets

Property, plant and Equipment	10	$11,974,480	$75,478	$12,049,958

Equity

Deficit		(2,890,711)	49,815	(2,840,896)

Equity attributable to owners of Turquoise Hill		10,101,548	49,815	10,151,363

Attributable to non-controlling interest	15	(992,590)	25,663	(966,927)

Total Equity		$9,108,958	$75,478	$9,184,436

The following is the Company’s new accounting policy for Property, Plant and Equipment under IAS16:

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine by governmental authorities has been given, expenditure (including qualifying exploration and evaluation costs) other than on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use. Sales of concentrate, and associated costs of producing concentrate, during the commissioning of a project are recognized in the Consolidated Statement of Income.

Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred, net of any returns on invested funds. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted (continued)

(ii)	Other new standards, and amendments to standards and interpretations

A number of other new standards, and amendments to standards and interpretations, are effective as of January 1, 2022. None of these had a material effect on the consolidated financial statements of the Company. These include:

●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
●	Annual Improvements to IFRS Standards 2018–2020
●	Reference to the Conceptual Framework (Amendments to IFRS 3).

(d)	New standards and interpretations not yet adopted

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) are targeted amendments to IAS 12 Income Taxes. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences, such as lease and decommissioning obligations. As a result, companies may need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendment is effective for the Company’s annual reporting period beginning January 1, 2023, with early adoption permitted. The amendment is to be applied retrospectively to all periods presented, and the Company expects the adoption of the amendment will result in a restatement of its Consolidated Balance Sheet at January 1, 2022 and December 31, 2022 and continues to evaluate the magnitude of the impact.

A number of other new standards, and amendments to standards and interpretations, are effective as of January 1, 2023. The Company is in the process of assessing the impacts of these new standards which include:

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
●	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	Definition of Accounting Estimates (Amendments to IAS 8).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended September 30, 2022
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$391,080	$-	$391,080

Cost of sales	(254,625)	-	(254,625)

Gross margin	136,455	-	136,455

Operating (expenses) income	(68,537)	12,177	(56,360)

Corporate administration expenses	-	(16,971)	(16,971)

Other expenses	(12,884)	(760)	(13,644)

Income (loss) before finance items and taxes	55,034	(5,554)	49,480

Finance items

Finance income	573	1,231	1,804

Finance costs	(85,598)	81,010	(4,588)

Income (loss) from operations before taxes	$(29,991)	$76,687	$46,696

Income and other taxes	10,804	(17,466)	(6,662)

Income (loss) for the period	$(19,187)	$59,221	$40,034

Depreciation and depletion	$49,606	$28	$49,634

Capital additions	406,495	-	406,495

Total assets	15,180,932	(408,038)	14,772,894

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended September 30, 2022 and 2021, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $69.6 million and $42.7 million (September 30, 2021 - $85.4 million, $72.7 million and $67.1 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

Revenue and cost of sales associated with underground concentrate that was sold during the three months ended September 30, 2022 were $35.0 million and $7.5 million respectively (September 30, 2021 – $39.3 million and $7.9 million).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended September 30, 2021
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
	Restated (a)		Restated (a)

Revenue (a)	$662,131	$-	$662,131

Cost of sales (a)	(210,608)	-	(210,608)

Gross margin	451,523	-	451,523

Operating (expenses) income	(89,507)	11,965	(77,542)

Corporate administration expenses	-	(5,255)	(5,255)

Other expenses	(1,753)	(1,923)	(3,676)

Income before finance items and taxes	360,263	4,787	365,050

Finance items

Finance income	210	236	446

Finance costs	(71,791)	69,201	(2,590)

Income from operations before taxes	$288,682	$74,224	$362,906

Income and other taxes	(292,564)	(15,977)	(308,541)

Income (loss) for the period	$(3,882)	$58,247	$54,365

Depreciation and depletion	$50,683	$28	$50,711

Capital additions (a)	318,786	-	318,786

Total assets (a)	13,645,560	323,382	13,968,942

(a)	Restated - See Note 2 (c)(i)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2022

	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,195,768	$-	$1,195,768

Cost of sales	(649,052)	-	(649,052)

Gross margin	546,716	-	546,716

Operating (expenses) income	(212,799)	33,026	(179,773)

Corporate administration expenses	-	(45,967)	(45,967)

Other expenses	(35,030)	(1,383)	(36,413)

Income (loss) before finance items and taxes	298,887	(14,324)	284,563

Finance items

Finance income	1,810	1,881	3,691

Finance costs	(232,201)	220,865	(11,336)

Income from operations before taxes	$68,496	$208,422	$276,918

Income and other taxes	294,018	(43,260)	250,758

Income for the period	$362,514	$165,162	$527,676

Depreciation and depletion	$134,658	$85	$134,743

Capital additions	1,070,172	-	1,070,172

Total assets	15,180,932	(408,038)	14,772,894

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the nine months ended September 30, 2022 and 2021, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $186.1 million, $178.6 million, and $152.0 million (September 30, 2021 - $210.3 million, $168.5 million, $164.5 million, and $156.5 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

Revenue and cost of sales associated with underground concentrate that was sold during the nine months ended September 30, 2022 were $80.0 million and $17.5 million respectively (September 30, 2021 – $51.3 million and $10.8 million).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2021

	Oyu Tolgoi	Corporate and other eliminations	Consolidated
	Restated (a)		Restated (a)

Revenue (a)	$1,518,477	$-	$1,518,477
Cost of sales (a)	(451,763)	-	(451,763)

Gross margin	1,066,714	-	1,066,714

Operating (expenses) income	(239,948)	32,642	(207,306)

Corporate administration expenses	-	(26,823)	(26,823)

Other expenses	(2,741)	(28,722)	(31,463)

Income (loss) before finance items and taxes	824,025	(22,903)	801,122

Finance items

Finance income	1,361	982	2,343

Finance costs	(213,850)	208,029	(5,821)

Income from operations before taxes	$611,536	$186,108	$797,644

Income and other taxes	(261,251)	(22,037)	(283,288)

Income for the period	$350,285	$164,071	$514,356

Depreciation and depletion	$125,254	$69	$125,323

Capital additions (a)	941,121	-	941,121

Total assets (a)	13,645,560	323,382	13,968,942

(a)	Restated - See Note 218 (c)(i)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:

Copper	$298,112	$(9,247)	$288,865	$890,273	$(44,554)	$845,719

Gold	94,455	2,381	96,836	324,452	10,934	335,386

Silver	5,206	173	5,379	14,231	432	14,663

	$397,773	$(6,693)	$391,080	$1,228,956	$(33,188)	$1,195,768

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue
	Restated (b)		Restated (b)	Restated (b)		Restated (b)
Total revenue:

Copper (b)	$410,245	$(14,476)	$395,769	$899,548	$26,899	$926,447

Gold (b)	262,158	(2,127)	260,031	585,409	(7,454)	577,955

Silver (b)	6,580	(249)	6,331	14,529	(454)	14,075

	$678,983	$(16,852)	$662,131	$1,499,486	$18,991	$1,518,477

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.
(b)	Restated - See Note 2 (c)(i)

5.	Cost of sales

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
		Restated (a)		Restated (a)

Production and delivery (a)	$205,561	$160,477	$515,921	$328,215

Depreciation and depletion	49,064	50,131	133,131	123,548

	$254,625	$210,608	$649,052	$451,763

(a)	Restated - See Note 2 (c)(i)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Oyu Tolgoi administration expenses	$34,962	$33,936	$97,209	$114,794

Royalty expenses	16,849	37,592	70,201	82,794

Inventory write downs (reversals) (a)	271	6	460	(3,598)

Selling expenses	3,867	5,429	10,450	11,604

Depreciation	570	580	1,612	1,775

Other	(159)	(1)	(159)	(63)

	$56,360	$77,542	$179,773	$207,306

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Finance income:

Interest income	$1,804	$446	$3,691	$2,343

	$1,804	$446	$3,691	$2,343

Finance costs:

Interest expense and similar charges	$(99,366)	$(75,060)	$(253,033)	$(223,833)

Amounts capitalized to property, plant and equipment (a)	97,367	74,538	249,455	222,369

Accretion of decommissioning obligations (Note 14)	(2,589)	(2,068)	(7,758)	(4,357)

	$(4,588)	$(2,590)	$(11,336)	$(5,821)

(a)	The majority of the finance costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.1% (refer to Note 10).

8.	Cash and cash equivalents

	September 30, 2022	December 31, 2021

Cash at bank and on hand	$28,145	$101,745

Money market funds	40,558	193,243

Other cash equivalents	140,550	399,308

	$209,253	$694,296

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

9.	Inventories

	September 30, 2022	December 31, 2021

Current

Concentrate	$65,307	$148,270

Ore stockpiles	52,934	27,911

Materials and supplies	193,199	185,797

Provision against carrying value of materials and supplies	(72,421)	(71,961)

	$239,019	$290,017

Non-current

Ore stockpiles	$43,724	$60,711

	$43,724	$60,711

During the three and nine months ended September 30, 2022, $254.6 million (2021 restated - $210.6 million) and $649.1 million (2021 restated - $451.8 million) of inventory was charged to cost of sales (Note 5).

During the three and nine months ended September 30, 2022, net write down charges of $0.3 million (2021 – nil) and net write down charges of $0.5 million (2021 – net reversals of $3.6 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value.

10.	Property, plant and equipment

		Oyu Tolgoi
Nine Months Ended September 30, 2022	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:
January 1, 2022	$693,681	$2,992,594	$8,362,844	$839	$12,049,958

Additions	49,884	833	770,000	-	820,717

Interest capitalized (Note 7)	-	-	249,455	-	249,455

Changes to decommissioning obligations (Note 14)	19,421	-	-	-	19,421

Depreciation for the period	(29,168)	(118,582)	-	(85)	(147,835)

Disposals and write offs	(8)	-	-	-	(8)

Transfers and other movements	-	14,593	(14,593)	-	-
September 30, 2022	$733,810	$2,889,438	$9,367,706	$754	$12,991,708

Cost	$1,419,528	$5,036,340	$9,732,413	$1,131	$16,189,412
Accumulated depreciation / impairment	(685,718)	(2,146,902)	(364,707)	(377)	(3,197,704)

September 30, 2022	$733,810	$2,889,438	$9,367,706	$754	$12,991,708

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment (continued)

		Oyu Tolgoi
Nine Months Ended September 30, 2021	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total
			Restated (a)

Net book value:

January 1, 2021	$695,552	$3,011,522	$7,219,502	$936	$10,927,512

Impacts of change in accounting policy (a)	-	-	20,652	-	20,652

January 1, 2021 (Restated)	$695,552	$3,011,522	$7,240,154	$936	$10,948,164

Additions (a)	23,694	13,674	679,416	-	716,784

Interest capitalized (Note 7)	-	-	222,369	-	222,369

Changes to decommissioning obligations (Note 14)	1,968	-	-	-	1,968

Depreciation for the period	(33,743)	(130,535)	-	(69)	(164,347)

Transfers and other movements	-	109,339	(109,339)	-	-

September 30, 2021	$687,471	$3,004,000	$8,032,600	$867	$11,724,938

Cost (a)	$1,328,796	$4,977,263	$8,397,307	$1,131	$14,704,497

Accumulated depreciation / impairment	(641,325)	(1,973,263)	(364,707)	(264)	(2,979,559)

September 30, 2021	$687,471	$3,004,000	$8,032,600	$867	$11,724,938

(a)	Restated - See Note 2 (c)(i)

11.	Borrowings and other financial liabilities

	September 30, 2022	December 31, 2021
Current liabilities:

Project finance facility (a)	$707,396	$387,561

Bank overdraft facility	5,000	-

Lease liabilities (b)	3,605	9,860

	$716,001	$397,421

Non-current liabilities:

Project finance facility (a)	$3,420,033	$3,769,783

Lease liabilities (b)	13,072	15,575

	$3,433,105	$3,785,358

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed to a debt cap of $6.0 billion. In addition to the funding drawn down to date, there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

At September 30, 2022, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	September 30, 2022		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion

International Financial Institutions - A Loan	$776,714	$796,524	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	863,246	894,176	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	258,598	269,012	13 years	2.3%	2.3%

MIGA Insured Loan (iii)	671,641	691,823	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks - B Loan	1,557,230	1,625,819	12 years	LIBOR + 3.4% Includes $50 million	LIBOR + 4.4% 15-year loan at A Loan rate
	$4,127,429	$4,277,354

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At September 30, 2022, these borrowings are stated net of $112.9 million unamortized transaction costs.

The Company notified its project lenders that the COVID-19 pandemic constituted a force majeure event under its project finance facilities, which would have the effect of extending the June 30, 2028 project completion longstop date under those facilities for the duration of the force majeure. The force majeure has now been lifted and longstop date has been extended to September 17, 2030.

The Company and its subsidiary, Oyu Tolgoi LLC, are in compliance with all of their current covenants.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	As at September 30, 2022, lease liabilities are discounted at the weighted average incremental borrowing rate of 7.6% (December 31, 2021 – 7.6%).

(c)

On September 5, 2022 the Company entered into a funding agreement with Rio Tinto for up to $650 million of secured short-term advance funding (“Early Advance”) as part of the Third Amended and Restated Heads of Agreement also signed between the Company and Rio Tinto on September 5, 2022. As at September 30, 2022, no funds were withdrawn from the Early Advance. The early advance shall be repaid from the proceeds of an initial equity offering of no less than the greater of $650 million and the amount then drawn

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Borrowings and other financial liabilities (continued)

(c)	(continued)

and outstanding under the Early Advance. The annual interest rate applied to withdrawn Early Advance funds is LIBOR + 5.00%. The Company is required to pay Rio Tinto a quarterly commitment fee on the undrawn Early Advance principal (Note 17). Under certain conditions, including any potential delay to the Shareholder vote on the Arrangement Agreement entered into with Rio Tinto (Note 20), the facility could be increased by up to an additional $100 million and the maturity date could be extended to May 31, 2023. The first drawdown against the Early Advance facility of $88.7 million was completed on October 11, 2022.

12.	Trade and other payables

	September 30,	December 31,

	2022	2021

Trade payables and accrued liabilities	$342,643	$320,791

Interest payable on long-term borrowings	72,180	7,280

Payable to related parties (Note 17)	89,593	54,153

Other	44	2,264

	$504,460	$384,488

13.	Deferred income taxes

	September 30,	December 31,

	2022	2021

Deferred tax assets

Non-capital losses	$161,093	$190,203

Other temporary differences including accrued interest	724,191	412,659

	$885,284	$602,862

Deferred tax liabilities

Withholding tax	$(176,894)	$(145,434)

	$(176,894)	$(145,434)

Adjustments to deferred tax assets: During the nine months ended September 30, 2022, the Company recorded an income statement credit of $282.4 million to increase the amount of Mongolian deferred tax assets recognized by $294.2 million, and reduce the amount of Canadian deferred tax assets recognized by $11.8 million. These deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses and temporary differences is assessed at each balance sheet date against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to either record or derecognize deferred tax assets in previous periods. The adjustment to the Mongolian deferred tax asset was primarily due to an overall increase in taxable income which have benefited from higher expected long term commodity prices and changes to the timing of interest payments expected from implementation of the comprehensive financing plan announced on January 24, 2022.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Decommissioning obligations

	Nine Months Ended September 30,

	2022	2021

Opening carrying amount	$153,662	$133,964

Changes in estimates	19,421	1,968

Accretion of present value discount	7,758	4,357

	$180,841	$140,289

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

As at September 30, 2022, estimated future cash expenditures of $409.0 million (December 31, 2021 - $349.7 million) have been discounted from anticipated closure dates that range from 2070 to 2101 (December 31, 2021 – 2070 to 2101) to their present value at a real rate of 1.5% (December 31, 2021 – 1.5%).

15.	Non-controlling interest

	Non-controlling Interest: Oyu Tolgoi (a) Nine Months Ended September 30,

	2022	2021

		Restated (a)

Balance, January 1	$(966,927)	$(1,148,820)

Impacts of change in accounting policy (a)	-	7,022

Balance, January 1 (Restated)	(966,927)	(1,141,798)

Non-controlling interest’s share of income (a)	123,254	119,097

Common share investments funded on behalf of non-controlling interest (b)	-	20,400

Funded amounts repayable to the Company (b)	-	(20,400)

Waiver of non-recourse loans (b)	1,398,761	-

Balance, September 30	$555,088	$(1,022,701)

(a)	Restated - See Note 2 (c)(i)

(b)

Since 2011, the Company had funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”) by issuing non-recourse loans. In accordance with the Amended and Restated Shareholders Agreement dated September 8, 2011, such funded amounts earned interest at an effective annual rate of LIBOR plus 6.5% and were repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also had the right to reduce the outstanding balance by making payments directly to the Company. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes were treated as transactions between owners acting in their capacity as owners and were therefore accounted for separately and recorded as an offset to noncontrolling interest in equity. Unrealised interest on the non-recourse loans to Erdenes, which was recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, was to be recognized when payment of the interest could be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

15.	Non-controlling interest (continued)

As part of the January 25, 2022 agreements with the Government of Mongolia, the Company waived in full the cumulative $2,363 million non-recourse loan to Erdenes. The loan comprised the amount of equity invested of $1,399 million in Oyu Tolgoi by the Company on behalf of Erdenes to date, plus $964 million of accrued but unrecognized interest as at January 25, 2022, the date that the waiver was formally granted to and acknowledged by Erdenes.

The forgiveness of the associated principal on cancellation of the non-recourse loans is also a transaction between owners acting in their capacity as owners and therefore was recorded as a reduction in equity (increase in Deficit) attributable to owners of Turquoise Hill with a corresponding increase in equity attributable to owners of non-controlling interests. Interest on the non-recourse loans to Erdenes had not been recognized because management had concluded that payment of the interest could not be reliably determined and, as such, no accounting entries were required for the waiver of interest.

16.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended September 30,		Nine Months Ended September 30,

	2022	2021	2022	2021

	Restated		Restated

Income for the period (Restated - Note 2(c)(i))	$40,034	$54,365	$527,676	$514,356

Adjustments for:
Depreciation and amortization	49,634	50,711	134,743	125,323
Finance items:
Interest income	(1,804)	(446)	(3,691)	(2,343)
Interest and accretion expense	4,588	2,590	11,336	5,821
Realized and unrealized losses on commodity put options	-	1,684	109	28,638
Unrealized foreign exchange losses	12,433	1,043	33,808	1,008
Inventory write downs (reversals)	271	6	460	(3,598)
Income and other taxes	6,662	308,541	(250,758)	283,288
Other items	1,038	(3,398)	5,004	(751)

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	42,357	22,066	30,809	(80,807)
Trade, other receivables and prepaid expenses	(10,383)	3,733	(14,168)	46,473
(Increase) decrease in:
Trade and other payables	(30,221)	(40,132)	54,428	(1,151)
Deferred revenue	(122,968)	(18,272)	(100,105)	19,237

Cash generated from / (used in) operating activities before interest and tax	$(8,359)	$382,491	$429,651	$935,494

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30		Nine Months Ended September 30

	2022	2021	2022	2021

Investing activities

Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$22,062	$15,011	$8,260	$(28,266)

Additons to property, plant and equipment - leased assets	-	3,560	833	13,764

17.	Related parties

As at September 30, 2022, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2021: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Three Months Ended September 30,		Nine Months Ended September 30,

Statements of Income	2022	2021	2022	2021

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$40	$389	$256	$1,069

Management services payment (i)	(9,265)	(8,703)	(23,677)	(20,581)

Cost recoveries - Rio Tinto (ii)	(16,783)	(18,404)	(52,830)	(47,016)

Finance costs:

Completion support fee (iii)	(27,091)	(27,497)	(80,869)	(81,844)

Commitement fee (iv)	(822)	-	(822)	-

	$(53,921)	$(54,215)	$(157,942)	$(148,372)

	Three Months Ended September 30,		Nine Months Ended September 30,

Statements of Cash Flows	2022	2021	2022	2021

Cash generated from operating activities

Interest paid (iii)	$(25,808)	$-	$(25,808)	$(26,171)

Cash flows from investing activities

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(8,143)	(13,361)	(17,220)	(22,216)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Related parties (continued)

	September 30,	December 31,

Balance Sheets	2022	2021

Prepaid expenses and other assets	$26,705	$81,764

Trade and other payables (Note 12)

Management services payment - Rio Tinto (i)	(33,388)	(14,584)

Cost recoveries - Rio Tinto (ii)	(56,205)	(39,569)
	$(62,888)	$27,611

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment (“MSP”) to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the MSP to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations. On October 3, 2022 the Company and Rio Tinto signed a waiver whereby Rio Tinto agreed it will not charge MSP in respect of the estimated additional $1.4 billion of underground development capital required to complete the underground project.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

As part of the project finance agreements (Note 11), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (Note 7). The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

(iv)

As part of the Early Advance funding (Note 11) the Company is required to pay Rio Tinto a commitment fee equal to 1.75% per annum on the undrawn principal amount on a quarterly basis. The commitment fee is accounted for as a borrowing cost and included within interest expense and similar charges (Note 7).

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

18.	Commitments and contingencies

(a)	Capital commitments

At September 30, 2022, the Company had capital expenditure commitments of $30.8 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

At September 30, 2022, the Company had power purchase commitments of $65.5 million. These commitments represent minimum non-cancellable obligations.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (“MTA”) as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines, and penalties for accepted items.

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan (“UDP”) and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the UDP, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (“UNCITRAL”) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.4 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. Oyu Tolgoi’s application to include these matters in the Arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the Statement of Claim, there were certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which were addressed in local Mongolian tax courts. The Company has expensed certain amounts related to these matters and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totalling $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment. In March 2021, Oyu Tolgoi received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the dates of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities. These payments were recorded

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18. Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments

within non-current Prepaid expenses and other assets in the consolidated balance sheet, and within Income and other taxes paid in the consolidated statement of cash flows for the three months ended March 31, 2021.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020. Turquoise Hill was not a party to that arbitration, but the GOM Defence and Counterclaim requested that the arbitral tribunal add both Turquoise Hill and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement is void.

Turquoise Hill denied the allegations relating to the Company in the GOM Defence and Counterclaim and filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

On December 30, 2021, the Parliament of Mongolia passed a resolution (“Resolution 103”) authorizing certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. On February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from Oyu Tolgoi LLC or the Government of Mongolia to terminate the suspension. Initial discussions have been held between the parties but there have been no material developments in relation to the negotiations. On August 15, 2022, at the request of the parties to the international tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for a further twelve months (until August 12, 2023) or until 21 days from when the tribunal receives notice from Oyu Tolgoi LLC or the Government of Mongolia to terminate the suspension.

The Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalize the outstanding tax matters whether through arbitration or negotiation.

Management remains of the opinion that the tax positions adopted by Oyu Tolgoi in its tax filings were correct and that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the UDP and Mongolian law. In the opinion of the Company, at September 30, 2022, a provision is not required for the amounts disputed by the Company under the suspended arbitration proceedings relating to the years 2013 through 2015.

In addition, for items disputed under the suspended arbitration proceedings relating to the years 2016 through 2018, no provision is required, or any reduction to available carried forward losses or for any additional amounts related to 2019 through September 30, 2022. The final amount of taxes to be paid depends on a number of factors, including the outcome of discussions with the Government of Mongolia and the outcome of the international arbitration proceedings and of negotiations during the suspension of proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Commitments and contingencies (continued)

(c)	Class Action Complaints

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its current and former officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion was fully briefed and oral argument were held on August 25, 2022. On September 2, 2022, the court granted the Company’s and its defendant officers’ motion to dismiss the claim in its entirety.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended its claim to include allegations relating to developments arising since the previous amended complaint was filed. The Company and its defendant officers filed evidence to defend the claim in June 2022 and the class plaintiff subsequently announced their intention to further amend their action, which has led to an effective suspension of the proceedings. It is unknown at this time how or whether this action will proceed, but the case remains in abeyance for the time being. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and will defend the application for leave and certification of the proceeding.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

19.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Financial instruments and fair value measurements (Continued)

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables, other financial assets and other financial liabilities measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at September 30, 2022

	Total	Level 1	Level 2	Level 3

Financial Assets

Money market funds (a)	$40,558	$40,558	$-	$-

Marketable securities (a)	9,541	9,541	-	-

Trade receivables (b)	10,924	-	10,924	-

	$61,023	$50,099	$10,924	$-

Financial Liabilities

Bank Overdraft	$(5,000)	$(5,000)	$-	$-

	$(5,000)	$(5,000)	$-	$-

	Fair Value at December 31, 2021

	Total	Level 1	Level 2	Level 3

Financial Assets

Money market funds (a)	$193,243	$193,243	$-	$-

Marketable securities (a)	9,323	9,323	-	-

Trade receivables (b)	13,645	-	13,645	-

Commodity put options (c)	109	-	109	-

	$216,320	$202,566	$13,754	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Financial instruments and fair value measurements (Continued)

(c)

During the first quarter of 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a price floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including for its operations and underground development. Commodity put options were included in level 2 of the fair value hierarchy as the basis of valuation uses quoted prices.

All remaining commodity put options expired in the first quarter of 2022; as such no realised or unrealised gains/losses thereon were recognized in the three months ending September 30, 2022. For the three months ending September 2021, the Company recognized a realised loss of $8.3 million and an unrealised gain of $6.6 million. For the nine months ending September 30, 2022, the Company recognized a realised loss of $0.1 million and no unrealised gain/losses. For the nine months ending September 30, 2021, the Company recognised a realised loss of $14.2 million and an unrealised loss of $14.5 million. Gains/Loses on put options were recognised within Other expenses in the consolidated statements of income.

20.	Subsequent event

(a)	Rio Tinto Offer

On September 5, 2022, the Company, based on the unanimous recommendation of an independent special committee of its board of directors (the “Special Committee”), entered into an arrangement agreement (the “Arrangement Agreement”) with Rio Tinto plc and Rio Tinto International Holdings Limited (“Rio Tinto”), a wholly-owned subsidiary of Rio Tinto plc, in respect of a transaction whereby Rio Tinto would acquire the approximately 49% of the issued and outstanding common shares of the Company that Rio Tinto does not currently own for C$43.00 in cash per share (the “Consideration”) pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Arrangement”).

Completion of the Arrangement is subject to receipt of the requisite approval of the shareholders of the Company, final approval of the Arrangement by the Supreme Court of Yukon and the satisfaction or waiver of the other customary conditions. Following completion of the Arrangement, it is anticipated that the common shares of the Company will be delisted from the Toronto Stock Exchange and the New York Stock Exchange and that the Company will cease to be a reporting issuer under applicable Canadian securities laws and that the registration of the common shares under the United States Securities Exchange Act of 1934 will be terminated.